

File No. 82-4668


05009052

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

13 June 2005


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH. D.C. 209 SECTION

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. TNS UK Limited – Company no. 03073845 – Form 288a Appointment of director or secretary – Antony Brian Cowling.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

PROCESSED
JUN 20 2005
THOMSON
FINANCIAL

Enc.



W5 1UA

t +44 208 967 4655
f +44 208 967 1446
judith.george@tns-global.com

Judith George
Assistant Company Secretary

VIA SWIFLY
The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ


SEC MAIL
RECEIVED
JUN 1 5 2005
WASH. D.C.

10 June 2005

Dear Sir/Madam

TNS UK Limited
288a Appointment of director

I enclose completed and duly signed Form 288a in relation to the appointment of AB Cowling as director.

Please acknowledge that the document has been successfully accepted for Companies House filing purposes by stamping and returning the enclosed duplicate of this letter in the enclosed stamped addressed envelope.

Yours faithfully



Judith George

Encls

cc: Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

F:\Users\CompanySecretarial 050101\Companies House\050610_let.doc

BLUEPRINT 2000

288a


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH. D.C. 209 SECTION

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	03073845
Company Name in full	TNS UK Limited

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	03	06	2005
† Date of Birth	02	01	1936

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	Antony Brian
Surname	Cowling
Previous forename(s)	
Previous surname(s)	
Usual residential address	4 Links Road
Post town	Epsom
Postcode	KT17 3PS
County / Region	Surrey
Country	
† Nationality	British
† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 3/6/2005

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 3/6/2005

(** a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange



When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 03073845

† Directors only. † Other directorships


SEC MAIL
RECEIVED
JUN 15 2005
WASH. D.C.
209

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

F/N: 82-4668.

BLUEPRINT 2000


SEC MAIL
RECEIVED
PROCESSING
JUN 15 2005
WASH, D.C.
209
SECTION

List of other directorships Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03073845

Company Name in full TNS UK Limited

Name Antony Brian Cowling

Company Name	Resignation
Fieldcontrol Limited	21/2/2005
GI Consulting Limited	
Market Trends Limited	
Media Vision Research Limited	06/09/2004
Parker Bishop Limited	06/09/2004
Pridelesson Limited	
Professional Perspectives Limited	06/09/2004
Schemetype Limited	
Taylor Nelson AGB Television Limited	06/09/2004
Taylor Nelson Sofres Quest Trustee Limited	
Taylor Nelson Sofres Services Limited	06/09/2004
TN GALLUP DENMARK	
TNS Field Limited	06/09/2004
TNS Marketing Limited	06/09/2004